Brown & Wood LLP



                                        October 29, 1997


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  MuniHoldings California Insured Fund, Inc.
          Accession Number 000950130-97-004607
          File Nos. 333-26889, 811-08213; CIK 0001038187
          ----------------------------------------------


Ladies and Gentlemen:

     The purpose of this letter is to request withdrawal of an N-2/A EDGAR filing transmitted incorrectly on October 24, 1997 under the CIK and CCC numbers of MuniHoldings California Insured Fund, Inc. (the "Fund").

     On the above-referenced date, Pre-Effective Amendment No. 1 to the Registration Statement of MuniHoldings Insured Fund, Inc. was inadvertently filed and accepted by the SEC under the CIK and CCC numbers of the Fund.

     In order to correct this error, we respectfully request on behalf of the Fund that, pursuant to Rule 477(a) under the Securities Act of 1993, the erroneous filing be withdrawn.



                                        Sincerely,

                                        /s/ Jennifer Sheehy
                                        -----------------------
                                            Jennifer Sheehy


cc:  Ruth Armfield Sanders
     Bruce MacNeil